UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3 )*

                          STORAGE TRUST REALTY
    -------------------------------------------------------------------
                            (Name of Issuer)

          Common Shares of Beneficial Interest, $0.01 Par Value
    -------------------------------------------------------------------
                     (Title of Class of Securities)

                                861909109
    -------------------------------------------------------------------
                             (CUSIP Number)

    David Goldberg, 701 Western Avenue, Glendale, California 91201-2397
                          818/244-8080, ext. 529
    -------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 11, 1998
    -------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             PS Orangeco, Inc.

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [X]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             OO

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             California

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         964,000

                  8    Shared Voting Power
                         N/A

                  9    Sole Dispositive Power
                         964,000

                  10   Shared Dispositive Power
                         N/A

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          964,000

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          5.996%

 14   Type of Reporting Person*
          CO

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             Public Storage, Inc.

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [X]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             N/A

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             California

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         -0-

                  8    Shared Voting Power
                         -0-

                  9    Sole Dispositive Power
                         -0-

                  10   Shared Dispositive Power
                         -0-

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          0%

 14   Type of Reporting Person*
          CO

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             B. Wayne Hughes

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [X]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             N/A

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             USA

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         N/A

                  8    Shared Voting Power
                         964,000 (see footnote 1 below)

                  9    Sole Dispositive Power
                         N/A

                  10   Shared Dispositive Power
                         964,000 (see footnote 1 below)

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          964,000 (see footnote 1 below)

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          5.996%

 14   Type of Reporting Person*
          IN

(1)  Shares held of record by PS Orangeco, Inc.

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

        The Statement on Schedule 13D dated July 30, 1998, as amended by Amendment No. 1 dated August 28, 1998 and Amendment No. 2 dated September 4, 1998 (the "Schedule 13D") filed by Public Storage, Inc. ("PSI") and B. Wayne Hughes, relating to the Common Shares of Beneficial Interest, $0.01 par value (the "Shares"), of Storage Trust Realty, a Maryland real estate investment trust (the "Issuer"), is amended by this Amendment No. 3 (the "Amendment") as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 2. Identity and Background

        Item 2 of the Schedule 13D is supplemented as follows:

        This Amendment is being filed by PSI, PS Orangeco, Inc. ("Orangeco") and B. Wayne Hughes (collectively, the "Reporting Persons").

        Orangeco is a corporation organized under the laws of California. The voting common stock of Orangeco (representing approximately 5% of the equity) is owned one-third each by B. Wayne Hughes, Tamara Hughes Gustavson (formerly Tamara L. Hughes) and B. Wayne Hughes, Jr., and the non-voting preferred stock of Orangeco (representing approximately 95% of the equity) is owned by PSI. Orangeco's principal business is to sell to the general public, including mini-warehouse tenants, a variety of items such as locks and boxes to assist in the moving and storage of goods. The principal executive offices of Orangeco are located at 701 Western Avenue, Glendale, California 91201-2397.

        The directors and officers of Orangeco are listed below. Each person's address is the same as the address of Orangeco listed above.

     Name                     Position with Orangeco
     ----                     ----------------------

B. Wayne Hughes          President, Chief Executive Officer and Director

John Reyes               Vice President and Chief Financial Officer

Obren B. Gerich          Vice President and Director

Alan Grossman            Vice President

Harvey Lenkin            Vice President and Director

Marvin M. Lotz           Vice President

Carl B. Phelps           Vice President

A. Timothy Scott         Vice President

David Goldberg           Vice President

Sarah Hass               Secretary

        All of the foregoing persons are citizens of the United States.

        Because of the relationship between the Reporting Persons, the Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

        During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any executive officer, director or person controlling any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation

        Item 3 of the Schedule 13D is supplemented as follows:

        On November 11, 1998, PSI transferred to Orangeco 964,000 Shares for an aggregate price equal to PSI's cost for such Shares of $22,820,248. The purchase price was paid by Orangeco's delivering to PSI a purchase money note which is payable on demand and bears interest at 5% per annum.

Item 4. Purpose of Transaction

        Item 4 of the Schedule 13D is supplemented as follows:

        On November 12, 1998, PSI and the Issuer entered into an Agreement and Plan of Merger among the Issuer, PSI and Newco Merger Subsidiary, Inc., a subsidiary of PSI ("PSI Sub"), dated as of November 12, 1998 (the "Merger Agreement"). Under the Merger Agreement, PSI Sub would be merged into the Issuer, and each Share of the Issuer would be exchanged for 0.86 shares of PSI's common stock. This exchange ratio implies an enterprise value for the Issuer of approximately $600 million, including the assumption of approximately $192 million of indebtedness. Upon the effectiveness of the merger, PSI's board of directors would be expanded by one seat and Mr. Daniel C. Staton, the Issuer's Chairman of the Board, would be elected as a new member of PSI's board of directors. The merger has been structured as a tax free transaction. The transaction is expected to be completed in the first quarter of 1999. The transaction is subject to the approval of the shareholders of the Issuer and customary regulatory approvals and other conditions. For further information regarding the merger, see the Merger Agreement which is referenced as Exhibit 2 hereto and is incorporated herein by this reference and PSI's and the Issuer's joint press release dated November 12, 1998 which is referenced as Exhibit 3 hereto and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is supplemented as follows:

        (a) As of the date of this Amendment, (i) PSI did not beneficially own any Shares, (ii) Orangeco beneficially owned 964,000 Shares, which constitute approximately 5.996% of the total number of Shares outstanding and (iii) B. Wayne Hughes did not beneficially own any Shares, exclusive of the Shares held of record by Orangeco.

        (b) Orangeco and B. Wayne Hughes have shared power to vote and shared power to dispose of all of the 964,000 Shares owned by Orangeco.

        (c) On November 11, 1998, PSI transferred to Orangeco 964,000 Shares for an aggregate price of $22,820,248.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer

        Item 6 of the Schedule 13D is supplemented as follows:

        Except as disclosed herein, to the best knowledge of the Reporting Persons, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any of the securities of Issuer, finder's fees, partnerships, joint ventures, other entities, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of Issuer.

Item 7. Material to be Filed as Exhibits

        Exhibit 1 - Joint Filing Agreement.  Filed herewith.

        Exhibit 2 - Agreement and Plan of Merger by and among the Issuer,
                    PSI and Newco Merger Subsidiary, Inc. dated as of November 12, 1998. Filed with the Issuer's Current Report on Form 8-K dated November 12, 1998 and incorporated herein by reference.

        Exhibit 3 - PSI's and the Issuer's joint press release dated
                    November 12, 1998. Filed with the Issuer's Current Report on Form 8-K dated November 12, 1998 and incorporated herein by reference.

                                   SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1998

                                       PUBLIC STORAGE, INC.


                                       By:  /S/ DAVID GOLDBERG
                                           -----------------------------
                                           David Goldberg
                                           Senior Vice President and
                                           General Counsel


                                       PS ORANGECO, INC.


                                       By:  /S/ DAVID GOLDBERG
                                           -----------------------------
                                           David Goldberg
                                           Vice President


                                        /S/ B. WAYNE HUGHES
                                       ---------------------------------
                                       B. Wayne Hughes